Part II: Activities of the Broker-Dealer Operator and its

Affiliates Item 1: Broker-Dealer Operator Trading

Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the
    entry of orders and trading interest (e.g., quotes, conditional orders, or indications
    of interest) into the NMS Stock ATS?

    <mark>Yes</mark>   No

    If yes, name and describe each type of business unit of the Broker-Dealer Operator
    that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS
    Stock ATS, type of trading desks, market maker, sales or client desk) and, for each
    business unit, provide the applicable MPID and list the capacity of its orders and
    trading interest (e.g., principal, agency, riskless principal).

Virtu Americas LLC ("VAL" or the "Firm") operates two MatchIt ATS ("MatchIt" or the "ATS")
crossing sessions, a Main Session (the "Main Session") and a Conditional Session (the
"Conditional Session"), as well as several other business units, which are described below. Any
of the Firm's other business units may enter or direct orders to either session. The Firm's business
units each use one or more technology platforms that have MPIDs associated with the platform. A
single business unit can enter or direct orders to the ATS through more than one technology platform
and consequently under more than one MPID.

Virtu Electronic Trading ("VET"). VET provides algorithms that are used by clients and the Firm's
business units. VET algorithms enter or direct the entry of orders to MatchIt as agent when those
orders are entered by clients into the algorithms or as principal or riskless principal when one of the
other business units enters orders into the algorithms using the MPIDs: VALR, and VALX. and
ITGI.

Virtu Client Market Making ("VCMM"). VCMM handles held and not held orders transmitted by
other broker-dealers and held orders transmitted by institutions. The majority of these orders are SEC
Rule 605 eligible orders and are handled and executed on a fully automated basis. VCMM sales and
trading personnel handle larger and less liquid orders manually and can use VET algorithms in
connection with their market making activities. VCMM enters or directs the entry of orders to MatchIt
as principal, riskless principal and agent to acquire inventory to fill orders or to acquire positions for
its own account using the following MPIDs: NITE, VALR and VALX.

Virtu Institutional Trading ("Institutional Trading"). Institutional Trading handles not held orders
transmitted by institutional clients and facilitates block transactions in single stocks. Institutional
Trading uses VET algorithms to enter or direct the entry of orders as principal or riskless principal
in connection with its client facilitation activities using the following MPIDs: NITE, and VALX and
ITGI.

Virtu Hi-Touch Portfolio Trading: Traders on this desk handle not held orders in baskets of stocks and
ETFs. Traders can enter or direct the entry of orders through VAL Electronic Systems into the ATS
as agent under the MPID ITGIVALR.

Virtu ETF Trading ("ETF Trading"). ETF Trading makes markets on exchanges and facilitates block transactions in exchange traded products for broker-dealer and institutional clients. ETF Trading uses VET algorithms to enter or direct the entry of orders as principal or riskless principal in ETFs and singles stocks using the MPID VALX.

Virtu Principal Market Making ("VPMM"). VPMM is a market maker in NMS equity securities. VPMM enters or directs the entry of orders as principal to both MatchIt crossing sessions utilizing the MPID VIRT.

Item 2: Affiliates Trading Activities on the
ATS

       a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

          Yes   No

          If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

VAL's Canadian, EU and Asia Pacific Affiliates are broker-dealers that offer products and services similar to VET and have hi-touch desks, all of which can enter or direct the entry of orders to MtachIt through VAL. VAL enters or directs orders to the ATS for these Affiliates as agent or riskless principal using the VAL MPIDs VALR, or VALX ~~or ITGI~~.

Item 4: Arrangements   with   Trading
Centers

       a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

          Yes   No

          If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

VAL and the following Trading Centers have each entered into electronic access arrangements with one another which permit each to effect transactions on their respective trading centers: BAML Instinct X ATS, Barclays LX ATS, CBOE Bats Y, CBOE Bats X, CBOE Direct Edge A, CBOE Direct Edge X, ~~Citigroup Global Markets CitiBLOC ATS,~~ Citadel Securities - Citadel Connect, Coda Markets ATS, Credit Suisse Crossfinder ATS, Deutsche Bank SuperX ATS, Fidelity CrossStream ATS, Goldman Sachs SigmaX2 ATS, Instinet BlockCross ATS, Instinet CBX ATS, Jane Street Capital - JX, JP Morgan JPM-X ATS, Liquidnet H2O ATS, Morgan Stanley MS Pool ATS, UBS ATS, Virtu POSIT ATS, and Virtu VEQ.

These agreements do not provide for preferential access or require either party to route any orders.